FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	…………………………………………………… ,	2012	.

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 14, 2012.	By ……/s/…… Toshihide Aoki………
(Signature)*

Toshihide Aoki
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2012

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2012

CANON INC.

Tokyo, Japan

CONTENTS

			Page
I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2012	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	8

	(2)	Directors and Executive Officers	10

IV	Financial Statements

	(1)	Consolidated Financial Statements	11

	(2)	Other Information	39

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outrages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.    Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Three months ended September 30, 2012	Three months ended September 30, 2011	Year ended December 31, 2011

Net sales	2,528,394	2,592,676	799,949	916,911	3,557,433

Income before income taxes	253,449	281,924	75,180	118,265	374,524

Net income attributable to Canon Inc.	163,391	187,187	50,139	77,864	248,630

Comprehensive income (loss)	176,677	130,161	49,071	(1,723)	159,081

Canon Inc. stockholders’ equity	-	-	2,427,216	2,521,160	2,551,132

Total equity	-	-	2,585,106	2,684,757	2,713,667

Total assets	-	-	3,728,388	3,910,019	3,930,727

Net income attributable to Canon Inc.

stockholders per share:

Basic (yen)	138.48	153.42	43.15	64.43	204.49

Diluted (yen)	138.47	153.41	43.15	64.42	204.48

Canon Inc. stockholders’ equity to total assets (%)	-	-	65.1	64.5	64.9

Cash flows from operating activities	265,815	342,583	-	-	469,562

Cash flows from investing activities	(155,033)	(202,000)	-	-	(256,543)

Cash flows from financing activities	(313,110)	(251,569)	-	-	(257,513)

Cash and cash equivalents at end of period	-	-	567,610	711,631	773,227

Notes:
1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)    Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 277 consolidated subsidiaries and 9 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system (formerly consumer), industry and others. No material change in Canon’s business has occurred during the nine months ended September 30, 2012.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2012.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2012

No material contracts were entered into during the three months ended September 30, 2012.

(3)	Operating Results

Looking back at the global economy in the first nine months of 2012, in the United States, with little improvement in employment conditions and housing issues, the pace of economic recovery remained moderate, while in Europe lingering concerns over the financial crisis in Southern European nations continued to severely impact the real economy. In China and India, in addition to declines in export growth, investment and consumer spending also experienced a slowdown. And in Japan, domestic demand, which had been steady, started showing signs of weakening. As for the global economy overall, the slowdown was felt more intensely.

As for the markets in which Canon operates amid these conditions, while demand for office multifunction devices (MFDs) continued to grow steadily in Japan and elsewhere, demand for laser printers leveled off, primarily in Europe, owing to the economic downturn. Demand for interchangeable-lens digital cameras continued to realize robust growth in all regions while the market for compact digital cameras shrunk due to the stagnation of the global economy. Demand for inkjet printers on the whole also declined due to the effects of the economy. Within the industry and others segment, amid a growing sense of uncertainty regarding semiconductor lithography equipment, demand for flat-panel-display lithography equipment for large-size LCD panels remained sluggish.

The average values of the yen during the third quarter and first nine months of the year were ¥78.58 and ¥79.48 to the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥1 and appreciation of approximately ¥1 and ¥98.48 and ¥101.83 to the euro, respectively, year-on-year appreciations of approximately ¥12 and ¥11.

[Third-quarter results]

Despite continued efforts to expand sales mainly for competitively priced products such as interchangeable-lens digital cameras and office equipment, due to the negative impacts of economic deterioration, mainly in Europe and emerging markets such as China, along with the sharp appreciation of the yen to the euro, third-quarter net sales totaled ¥799.9 billion, a decrease of 12.8% from the year-ago period. Despite the positive effects of ongoing cost-cutting efforts, the gross profit ratio for the third quarter declined by 1.1 points to 48.3% year on year due to the significant impact of the strong yen and product mix. Owing to Group-wide efforts to thoroughly reduce spending, operating expenses for the third quarter decreased by ¥14.1 billion from the corresponding period of the previous year. Consequently, third-quarter operating profit decreased by 42.2% to ¥70.9 billion. Other income (deductions) recorded a positive turnaround of ¥8.6 billion for the third-quarter from the year-ago period, mainly reflecting an improvement in foreign currency exchange gains and losses, and third-quarter income before income taxes decreased by 36.4% year on year to ¥75.2 billion. Net income attributable to Canon Inc. decreased by 35.6% to ¥50.1 billion for the third quarter.

Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥43.15, a decrease of ¥21.28 compared with the corresponding quarter of the previous year.

[Nine-month results]

Although competitively priced products such as interchangeable-lens digital cameras and office equipment contributed to sales growth, net sales for the nine months ended September 30, 2012 declined 2.5% year on year to ¥2,528.4 billion, due to the global economic slowdown triggered by the increased severity of the debt crisis in Europe, along with the sharp appreciation of the yen to the euro. Despite the positive effects of ongoing cost-cutting efforts, the gross profit ratio for the nine-month period declined by 1.1 points to 48.2% from the year-ago period due to the significant impact of the strong yen and product mix. Gross profit for the nine months totaled ¥1,217.6 billion, a year-on-year decrease of 4.7%. Operating expenses for the first nine months of the year decreased by ¥22.4 billion, owing to continued Group-wide cost-cutting activities. Consequently, operating profit for the nine-month period decreased by 13.2% to ¥246.2 billion. Other income (deductions) for the first nine months of the year recorded an increase of ¥8.8 billion from the year-ago period, due to foreign currency exchange gains and losses, while income before income taxes decreased by 10.1% year on year to ¥253.4 billion. Net income attributable to Canon Inc. decreased by 12.7% to ¥163.4 billion for the first nine months of the year.

Basic net income attributable to Canon Inc. stockholders per share for the first nine month was ¥138.48, a year-on-year decrease of ¥14.94.

(3)	Operating Results (continued)

Looking at Canon’s performance for the first nine months by business unit, within the Office Business Unit, amid the admirable sales performance of color MFDs led by the imageRUNNER ADVANCE C5000/C2000 series, sales volumes of MFDs increased across the world from the year-ago period. In addition, sales of imagePRESS C6010/C7010VPS-series color MFDs for production printing, machines that were jointly developed by Canon and Océ, contributed to increased sales in Europe, while, within the black-and-white production, the Océ VarioPrint-series, based on an Océ engine, contributed to increased sales in Europe and the United States. As for laser printers, sales volumes declined in Europe, in the United States and Asia from the corresponding period of the previous year due to worsening business sentiment. Consequently, combined with the appreciation of the yen, sales for the segment during the nine-month period totaled ¥1,301.3 billion, declining 8.3% year on year. Likewise, operating profit for the first nine months decreased by 20.1% to ¥152.3 billion.

Within the Imaging System Business Unit, demand for interchangeable-lens digital cameras continued to display solid growth around the globe as sales volumes grew significantly year on year, led by the entry-model EOS Digital Rebel series, along with the EOS 5D Mark III and EOS 60D advanced-amateur models. As for compact digital cameras, while high functionality PowerShot-series models offering high image quality and networking capabilities supported healthy sales growth, unit sales for the nine-month period declined from the corresponding period of the previous year due to sluggish markets. In addition, the Cinema EOS System lineup of professional cinematography products, targeting Hollywood and the broader motion picture and television production market, has enjoyed a steady increase in sales. With regard to inkjet printers, although sales volumes increased for the second and the third quarter, total sales for the first three quarters of the year declined due to the effects of the previous year’s flooding in Thailand. Accordingly, sales for the Imaging System Business Unit during the nine-month period increased by 6.0% year on year to ¥995.3 billion while operating profit decreased by 3.1% to ¥155.4 billion.

Within the Industry and Others Business Unit, i-line steppers have performed well among semiconductor lithography equipment, fueled by growing demand for smartphones and tablet devices. As for flat-panel-display lithography equipment, despite the sluggish demand for large-size LCD panels, unit sales slightly increased compared with the year-ago period. Sales of organic LED panel manufacturing equipment declined year on year due to large business deals in the previous year. Consequently, net sales for the first nine months for the segment decreased by 1.9% to ¥301.1 billion while operating profit totaled ¥15.4 billion, a decrease of 25.2%.

(3)	Operating Results (continued)

First nine-month results by major geographic area are summarized as follows:

Japan

Despite the recovery from the aftermath of the earthquake, due to the sluggish economy in the third-quarter, net sales in Japan for the nine months ended September 2012 remain nearly same as the year-ago period to ¥1,996.9 billion. Operating profit decreased 17.4% year on year to ¥241.6 billion for the nine months ended September 30, 2012.

Net sales outside Japan, declined in Europe due to the effects of the strong yen against euro and harsh business environment in Europe and net sales in Americas declined slightly. On the other hand, net sales increased in Asia-Oceania, driven by moderate growth of emerging economies.

Americas

Despite the admirable sales performance of interchangeable-lens digital cameras and solid growth in MFDs, laser printer market weakness along with the sharp appreciation of the yen against the U.S. dollar, caused sales for the nine months to decline by 1.2% from the year-ago period to ¥686.0 billion. Operating profit for the nine months totaled ¥15.3 billion, a decrease of 8.4% year on year.

Europe

Although interchangeable-lens digital cameras showed solid growth, sales for the nine months ended September 30, 2012 decreased by 11.5% from the same period of the previous year to ¥728.1 billion, due to the severe appreciation of the yen against the euro and overall economic deterioration. Operating profit in Europe decreased by 19.5% year on year to ¥26.8 billion for the nine months.

Asia and Oceania

Sales increased by 5.0% to ¥1,133.8 billion for the nine months owing to the solid domestic demand in emerging economies. Operating profit in Asia and Oceania increased 2.0% to ¥44.1 billion for the nine-month period.

(3)	Operating Results (continued)

Cash Flows

During the first nine months of 2012, cash flow from operating activities totaled ¥265.8 billion, a decrease of ¥76.8 billion compared with the year-ago period, mainly because cash outflow from inventories declined owing to the effects of optimized inventory levels facilitated by the recovery following the previous year’s flooding in Thailand.

Due to ongoing capital investment focused on boosting production, cash outflow from investing activities decreased ¥47.0 billion year on year, totaling ¥155.0 billion. Accordingly, free cash flow totaled ¥110.8 billion, a decrease of ¥29.8 billion from the previous year.

Cash outflow from financing activities recorded an outlay of ¥313.1 billion, an increase of ¥61.5 billion, arising from repurchases of treasury stock. As a result, as well as the negative impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥205.6 billion year on year to ¥567.6 billion.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2012.

Research and Development Expenditures

Canon’s research and development expenditures for the nine months ended September 30, 2012 totaled ¥221.8 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the nine months ended September 30, 2012.

(2)    Prospect of Capital Investment in the First Nine Months of Fiscal 2012

The new construction of property, plant and equipment, which had been in progress as of December 31, 2011 and was completed during the nine months ended September 30, 2012, is as follows:

Name and location	Principal activities and products manufactured	Date of completion

Hita Canon Material Inc. Oita, Japan*	Components for toner cartridges (Office Business Unit)	February 2012

Canon Zhongshan Business Machines Co., Ltd. Zhongshan, China	Laser printers (Office Business Unit)	March 2012

Canon Inc., Taiwan	Lenses, digital cameras (Imaging System Business Unit)	June 2012

*To be leased to Hita Canon Materials Inc. by the Company

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the nine months ended September 30, 2012. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the nine months ended September 30, 2012.

III. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2012

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2012
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

	As of September 30, 2012

Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 180,971,400

	(cross shareholding) 3,700	-

Shares with full voting rights (Others)	1,150,937,100	11,509,371

Fractional unit shares (Note)	1,851,264	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,509,371

Note:
In “Fractional unit shares” under “Number of shares,” 87 shares of treasury stock and 50 shares of cross shareholding are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	180,971,400	13.57%

Horie Mfg. Co., Ltd.	3,700	0.00%

Total	180,975,100	13.57%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2011 and the end of this quarter.

Changes in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting HQ and Facility Management HQ)

Toshio Honma	(Senior Managing Director: Group Executive of Global Procurement HQ)

Hiroyuki Suematsu	(Director: Group Executive of Environment & Quality HQ)

Yasuhiro Tani	(Director: Group Executive of Digital System Technology Development HQ)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2011 and the end of this quarter.

Changes in functions of executive officers are below:

Rokus van Iperen	(Executive Officer: President of Canon Europa N.V. and Canon Europe Ltd.)

Eiji Osanai	(Executive Officer: Deputy Chief Executive of Production Engineering HQ)

IV.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents (Note 13)	567,610	773,227
Short-term investments (Note 2)	48,339	125,517
Trade receivables, net (Note 3)	459,025	533,208
Inventories (Note 4)	591,121	476,704
Prepaid expenses and other current assets (Notes 9 and 13)	250,957	244,649

Total current assets	1,917,052	2,153,305

Noncurrent receivables (Note 10)	18,367	16,772
Investments (Note 2)	53,149	51,790
Property, plant and equipment, net (Note 5)	1,226,589	1,190,836
Intangible assets, net	129,457	138,030
Other assets (Note 13)	383,774	379,994

Total assets	3,728,388	3,930,727

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2012	December 31, 2011

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	2,309	8,343
Trade payables (Note 6)	346,516	380,532
Accrued income taxes	48,550	45,900
Accrued expenses (Note 10)	281,918	299,422
Other current liabilities (Note 9)	141,078	159,651

Total current liabilities	820,371	893,848

Long-term debt, excluding current installments	2,121	3,368
Accrued pension and severance cost	250,335	249,604
Other noncurrent liabilities	70,455	70,240

Total liabilities	1,143,282	1,217,060

Commitments and contingent liabilities (Note 10)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	399,190	401,572
Legal reserve	61,234	59,004
Retained earnings	3,078,233	3,059,298
Accumulated other comprehensive income (loss)	(474,531)	(481,773)
Treasury stock, at cost	(811,672)	(661,731)
(Number of shares)	(180,971,487)	(132,231,296)

Total Canon Inc. stockholders’ equity	2,427,216	2,551,132
Noncontrolling interests (Note 7)	157,890	162,535

Total equity (Note 7)	2,585,106	2,713,667

Total liabilities and equity	3,728,388	3,930,727

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2012	Nine months ended September 30, 2011

Net sales	2,528,394	2,592,676

Cost of sales	1,310,820	1,315,434

Gross profit	1,217,574	1,277,242

Operating expenses:
Selling, general and administrative expenses (Note 13)	749,594	769,623
Research and development expenses	221,828	224,158

	971,422	993,781

Operating profit	246,152	283,461

Other income (deductions):
Interest and dividend income	5,089	5,816
Interest expense	(513)	(827)
Other, net (Notes 9, 12 and 13)	2,721	(6,526)

	7,297	(1,537)

Income before income taxes	253,449	281,924

Income taxes	85,524	91,992

Consolidated net income	167,925	189,932

Less: Net income attributable to noncontrolling interests	4,534	2,745

Net income attributable to Canon Inc.	163,391	187,187

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	138.48	153.42
Diluted	138.47	153.41
Cash dividends per share	60.00	60.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Nine months ended September 30, 2012	Nine months ended September 30, 2011

Consolidated net income	167,925	189,932
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	6,632	(58,330)
Net unrealized gains and losses on securities	928	(4,112)
Net gains and losses on derivative instruments	243	1,170
Pension liability adjustments	949	1,501

	8,752	(59,771)

Comprehensive income (Note 7)	176,677	130,161
Less: Comprehensive income attributable to noncontrolling interests	4,777	2,687

Comprehensive income attributable to Canon Inc.	171,900	127,474

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2011

Net sales	799,949	916,911

Cost of sales	413,194	464,405

Gross profit	386,755	452,506

Operating expenses:
Selling, general and administrative expenses (Note 13)	243,403	251,974
Research and development expenses	72,475	77,984

	315,878	329,958

Operating profit	70,877	122,548

Other income (deductions):
Interest and dividend income	1,515	2,056
Interest expense	(138)	(155)
Other, net (Notes 9, 12 and 13)	2,926	(6,184)

	4,303	(4,283)

Income before income taxes	75,180	118,265

Income taxes	24,021	39,733

Consolidated net income	51,159	78,532

Less: Net income attributable to noncontrolling interests	1,020	668

Net income attributable to Canon Inc.	50,139	77,864

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	43.15	64.43
Diluted	43.15	64.42

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2011

Consolidated net income	51,159	78,532
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,734)	(78,847)
Net unrealized gains and losses on securities	(61)	(2,976)
Net gains and losses on derivative instruments	(654)	1,528
Pension liability adjustments	361	40

	(2,088)	(80,255)

Comprehensive income (loss)	49,071	(1,723)
Less: Comprehensive income attributable to noncontrolling interests	1,241	(518)

Comprehensive income (loss) attributable to Canon Inc.	47,830	(1,205)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Cash flows from operating activities:
Consolidated net income	167,925	189,932
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	185,228	190,528
Loss on disposal of fixed assets	9,582	6,946
Deferred income taxes	(963)	(8,017)
Decrease in trade receivables	73,160	62,847
Increase in inventories	(113,366)	(151,547)
Increase (decrease) in trade payables	(29,573)	71,560
Increase (decrease) in accrued income taxes	2,649	(3,242)
Increase (decrease) in accrued expenses	(17,590)	17,475
Increase (decrease) in accrued (prepaid) pension and severance cost	2,621	(941)
Other, net	(13,858)	(32,958)

Net cash provided by operating activities	265,815	342,583

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(233,415)	(159,319)
Proceeds from sale of fixed assets (Note 5)	2,442	2,695
Purchases of available-for-sale securities	(300)	(1,939)
Proceeds from sale and maturity of available-for-sale securities	223	1,586
(Increase) decrease in time deposits, net	79,312	(57,144)
Acquisitions of subsidiaries, net of cash acquired	(704)	17
Purchases of other investments	(796)	(147)
Other, net	(1,795)	12,251

Net cash used in investing activities	(155,033)	(202,000)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	389	712
Repayments of long-term debt	(3,632)	(4,053)
Increase (decrease) in short-term loans, net	(4,547)	7,479
Dividends paid	(142,362)	(152,784)
Repurchases of treasury stock, net	(149,966)	(99,835)
Other, net	(12,992)	(3,088)

Net cash used in financing activities	(313,110)	(251,569)

Effect of exchange rate changes on cash and cash equivalents	(3,289)	(17,962)

Net change in cash and cash equivalents	(205,617)	(128,948)

Cash and cash equivalents at beginning of period	773,227	840,579

Cash and cash equivalents at end of period	567,610	711,631

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	569	849
Income taxes	96,740	115,653

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of September 30, 2012 and December 31, 2011 are summarized as follows:

	September 30, 2012	December 31, 2011
Consolidated subsidiaries	277	277
Affiliated companies	9	11

Total	286	288

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recently Issued Accounting Guidance

In June 2011, the FASB issued an amendment which requires presentation of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements, which is applied retrospectively for all periods presented. Canon adopted this amended guidance from the quarter beginning January 1, 2012. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at September 30, 2012 and December 31, 2011 were as follows:

	Millions of yen
	September 30, 2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	30	-	-	30

Noncurrent:
Government bonds	149	-	-	149
Corporate bonds	499	63	31	531
Fund trusts	1,772	4	29	1,747
Equity securities	15,025	4,519	1,725	17,819

	17,445	4,586	1,785	20,246

	Millions of yen
	December 31, 2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	20	-	-	20

Noncurrent:
Government bonds	172	-	22	150
Corporate bonds	569	73	84	558
Fund trusts	1,867	2	43	1,826
Equity securities	15,911	3,200	1,387	17,724

	18,519	3,275	1,536	20,258

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at September 30, 2012:

	Millions of yen
	Cost	Fair value
Due within one year	30	30
Due after one year through five years	952	929
Due after five years through ten years	1,468	1,498

	2,450	2,457

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were not significant for the nine and three months ended September 30, 2012 and 2011. The gross realized gains were not significant for the nine and three months ended September 30, 2012 and 2011.

At September 30, 2012, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥48,309 million and ¥125,497 million at September 30, 2012 and December 31, 2011, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,944 million and ¥14,583 million at September 30, 2012 and December 31, 2011, respectively. These investments were not evaluated for impairment at September 30, 2012 and December 31, 2011, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Reclassifications from accumulated other comprehensive income (loss) for gains and losses realized in net income was not significant for the nine and three months ended September 30, 2012 and 2011.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)    Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2012	December 31, 2011

Notes	15,721	16,739
Accounts	454,494	528,032
Less allowance for doubtful receivables	(11,190)	(11,563)

	459,025	533,208

(4)    Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2012	December 31, 2011

Finished goods	385,024	291,023
Work in process	184,397	166,076
Raw materials	21,700	19,605

	591,121	476,704

(5)    Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2012	December 31, 2011
Land	267,970	268,493
Buildings	1,408,876	1,367,187
Machinery and equipment	1,527,409	1,499,331
Construction in progress	109,442	94,507

	3,313,697	3,229,518
Less accumulated depreciation	(2,087,108)	(2,038,682)

	1,226,589	1,190,836

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)    Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2012	December 31, 2011

Notes	11,982	16,519
Accounts	334,534	364,013

	346,516	380,532

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)    Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2012 and 2011 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2011	2,551,132	162,535	2,713,667

Dividends paid to Canon Inc. stockholders	(142,362)	-	(142,362)
Dividends paid to noncontrolling interests	-	(3,248)	(3,248)
Equity transactions with noncontrolling interests and other	(3,488)	(6,174)	(9,662)

Comprehensive income:
Net income	163,391	4,534	167,925
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	6,597	35	6,632
Net unrealized gains and losses on securities	962	(34)	928
Net gains and losses on derivative instruments	239	4	243
Pension liability adjustments	711	238	949
Total comprehensive income	171,900	4,777	176,677
Repurchase of treasury stock, net	(149,966)	-	(149,966)

Balance at September 30, 2012	2,427,216	157,890	2,585,106

Balance at December 31, 2010	2,645,782	163,855	2,809,637

Dividends paid to Canon Inc. stockholders	(152,784)	-	(152,784)
Dividends paid to noncontrolling interests	-	(2,624)	(2,624)
Equity transactions with noncontrolling interests and other	523	(321)	202

Comprehensive income:
Net income	187,187	2,745	189,932
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(57,548)	(782)	(58,330)
Net unrealized gains and losses on securities	(4,054)	(58)	(4,112)
Net gains and losses on derivative instruments	1,125	45	1,170
Pension liability adjustments	764	737	1,501
Total comprehensive income	127,474	2,687	130,161
Repurchase of treasury stock, net	(99,835)	-	(99,835)

Balance at September 30, 2011	2,521,160	163,597	2,684,757

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the nine months ended September 30, 2012 and 2011 is as follows:

	Millions of yen
	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Net income attributable to Canon Inc.	163,391	187,187

	Number of shares
	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Average common shares outstanding	1,179,904,718	1,220,125,613
Effect of dilutive securities:
Stock options	27,432	75,395

Diluted common shares outstanding	1,179,932,150	1,220,201,008

	Yen
	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Net income attributable to Canon Inc. stockholders per share:
Basic	138.48	153.42
Diluted	138.47	153.41

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended September 30, 2012 and 2011 is as follows:

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Net income attributable to Canon Inc.	50,139	77,864

	Number of shares
	Three months ended September 30, 2012	Three months ended September 30, 2011
Average common shares outstanding	1,161,979,751	1,208,538,274
Effect of dilutive securities:
Stock options	-	66,233

Diluted common shares outstanding	1,161,979,751	1,208,604,507

	Yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Net income attributable to Canon Inc. stockholders per share:
Basic	43.15	64.43
Diluted	43.15	64.42

The computation of diluted net income attributable to Canon Inc. stockholders per share for the nine and three months ended September 30, 2012 and 2011 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2012 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2012 and December 31, 2011 are set forth below:

	Millions of yen
	September 30, 2012	December 31, 2011

To sell foreign currencies	392,325	391,455
To buy foreign currencies	73,634	75,016

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2012 and December 31, 2011.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2012	December 31, 2011
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	899	1,325

Liabilities:
Foreign exchange contracts	Other current liabilities	438	1,270

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2012	December 31, 2011
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,294	3,393

Liabilities:
Foreign exchange contracts	Other current liabilities	2,177	1,340

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2012 and 2011.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	262	Other, net	(1,994)	Other, net	(173)

	Millions of yen
Nine months ended September 30, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,832	Other, net	1,319	Other, net	(322)

	Millions of yen
Three months ended September 30, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,276)	Other, net	1,941	Other, net	(28)

	Millions of yen
Three months ended September 30, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,665	Other, net	2,021	Other, net	(121)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	2,422

	Millions of yen
Nine months ended September 30, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	13,109

	Millions of yen
Three months ended September 30, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(2,461)

	Millions of yen
Three months ended September 30, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	23,613

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2012, commitments outstanding for the purchase of property, plant and equipment approximated ¥41,503 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥67,189 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥12,957 million and ¥14,171 million at September 30, 2012 and December 31, 2011, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥22,214 million (within one year) and ¥51,271 million (after one year), at September 30, 2012.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥13,968 million at September 30, 2012. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2012 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2012 and 2011 is summarized as follows:

Nine months ended September 30, 2012
Millions of yen
Balance at December 31, 2011	11,691
Addition	10,930
Utilization	(9,819)
Other	(1,461)

Balance at September 30, 2012	11,341

Nine months ended September 30, 2011
Millions of yen
Balance at December 31, 2010	13,343
Addition	10,982
Utilization	(11,110)
Other	(1,304)

Balance at September 30, 2011	11,911

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2012 and December 31, 2011 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	September 30, 2012		December 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(3,653)	(3,641)	(7,070)	(7,053)
Foreign exchange contracts:
Assets	2,193	2,193	4,718	4,718
Liabilities	(2,615)	(2,615)	(2,610)	(2,610)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 12.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2012 and December 31, 2011, one customer accounted for approximately 18% and 17% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2012 and December 31, 2011.

	Millions of yen
	September 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	112,443	-	112,443
Available-for-sale (current):
Corporate bonds	30	-	-	30
Available-for-sale (noncurrent):
Government bonds	149	-	-	149
Corporate bonds	-	104	427	531
Fund trusts	154	1,593	-	1,747
Equity securities	17,819	-	-	17,819
Derivatives	-	2,193	-	2,193

Total assets	18,152	116,333	427	134,912

Liabilities:
Derivatives	-	2,615	-	2,615

Total liabilities	-	2,615	-	2,615

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)    Fair Value Measurements (continued)

	Millions of yen
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:

Cash and cash equivalents	-	204,307	-	204,307

Available-for-sale (current):

Corporate bonds	20	-	-	20

Available-for-sale (noncurrent):

Government bonds	150	-	-	150

Corporate bonds	-	104	454	558

Fund trusts	151	1,675	-	1,826

Equity securities	17,724	-	-	17,724

Derivatives	-	4,718	-	4,718

Total assets	18,045	210,804	454	229,303

Liabilities:

Derivatives	-	2,610	-	2,610

Total liabilities	-	2,610	-	2,610

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the nine months ended September 30, 2012 and 2011.

Nine months ended September 30, 2012

Millions of yen

Balance at December 31, 2011	454

Total gains or losses (realized or unrealized):

Included in earnings	4

Included in other comprehensive income (loss)	(2)

Purchases, issuances and settlements	(29)

Balance at September 30, 2012	427

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)    Fair Value Measurements (continued)

Nine months ended September 30, 2011

Millions of yen

Balance at December 31, 2010	1,950

Total gains or losses (realized or unrealized):

Included in earnings	(3)

Included in other comprehensive income (loss)	(15)

Purchases, issuances and settlements	(1,487)

Balance at September 30, 2011	445

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended September 30, 2012 and 2011.

Three months ended September 30, 2012

Millions of yen

Balance at June 30, 2012	435

Total gains or losses (realized or unrealized):

Included in earnings	2

Included in other comprehensive income (loss)	(3)

Purchases, issuances and settlements	(7)

Balance at September 30, 2012	427

Three months ended September 30, 2011

Millions of yen

Balance at June 30, 2011	450

Total gains or losses (realized or unrealized):

Included in earnings	(1)

Included in other comprehensive income (loss)	(6)

Purchases, issuances and settlements	2

Balance at September 30, 2011	445

Gains and losses included in earnings are mainly related to corporate bonds still held at September 30, 2012 and 2011, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine and three months ended September 30, 2012 and 2011, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥1,347 million and ¥5,659 million for the nine months ended September 30, 2012 and 2011, respectively, and were ¥1,986 million gains and ¥6,496 million losses, for the three months ended September 30, 2012, and 2011, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥57,020 million and ¥49,788 million for the nine months ended September 30, 2012 and 2011, respectively, and were ¥16,026 million and ¥17,471 million for the three months ended September 30, 2012 and 2011, respectively.

Shipping and handling costs totaled ¥27,972 million and ¥33,151 million for the nine months ended September 30, 2012 and 2011, respectively, and ¥8,841 million and ¥10,293 million for the three months ended September 30, 2012 and 2011, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥112,443 million and ¥204,307 million at September 30, 2012 and December 31, 2011, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥184,404 million and ¥179,483 million at September 30, 2012 and 2011, respectively. Finance receivables which are individually evaluated for impairment at September 30, 2012 and 2011 are not significant.

The activity in the allowance for credit losses is as follows:

Nine months ended September 30, 2012

Millions of yen

Balance at December 31, 2011	7,039

Charge-offs	(1,070)

Provision	1,151

Other	(1,293)

Balance at September 30, 2012	5,827

Nine months ended September 30, 2011

Millions of yen

Balance at December 31, 2010	7,983

Charge-offs	(1,578)

Provision	1,365

Other	(118)

Balance at September 30, 2011	7,652

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at September 30, 2012 and December 31, 2011 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Office copying machines /

Personal-use copying machines / Laser MFDs / Laser printers /

Digital production printing systems / High speed continuous feed printers /

Wide-format printers / Document solution

Imaging System Business Unit*:

Interchangeable-lens digital cameras / Compact digital cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Inkjet printers / Large-format inkjet printers / Commercial photo printers /

Image scanners / Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

Flat-panel-display lithography equipment / Digital radiography systems /

Ophthalmic equipment / Vacuum thin-film deposition equipment/

Organic LED panel manufacturing equipment/ Micromotors /

Computers /Handy terminals / Document scanners

*The “Consumer Business Unit” has been renamed the “Imaging System Business Unit” to be more consistent with its strategy to expand the business. This change in segment description has no impact on any financial information of this segment.

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2012 and 2011 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	1,297,269	994,102	237,023	–	2,528,394
Intersegment	3,983	1,194	64,049	(69,226)	–

Total	1,301,252	995,296	301,072	(69,226)	2,528,394

Operating cost and expenses	1,148,946	839,941	285,712	7,643	2,282,242

Operating profit	152,306	155,355	15,360	(76,869)	246,152

2011:

Net sales:
External customers	1,414,654	938,528	239,494	–	2,592,676
Intersegment	4,948	751	67,339	(73,038)	–

Total	1,419,602	939,279	306,833	(73,038)	2,592,676

Operating cost and expenses	1,228,931	778,883	286,310	15,091	2,309,215

Operating profit	190,671	160,396	20,523	(88,129)	283,461

Information about operating results for each segment for the three months ended September 30, 2012 and 2011 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	407,661	321,788	70,500	–	799,949
Intersegment	1,690	298	22,442	(24,430)	–

Total	409,351	322,086	92,942	(24,430)	799,949

Operating cost and expenses	368,203	269,478	87,907	3,484	729,072

Operating profit	41,148	52,608	5,035	(27,914)	70,877

2011:

Net sales:
External customers	471,302	347,167	98,442	–	916,911
Intersegment	1,639	275	25,342	(27,256)	–

Total	472,941	347,442	123,784	(27,256)	916,911

Operating cost and expenses	405,164	272,270	114,698	2,231	794,363

Operating profit	67,777	75,172	9,086	(29,487)	122,548

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2012 and 2011 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2012:

Net sales:	521,483	673,521	725,129	608,261	2,528,394

2011:
Net sales:	493,130	687,651	822,417	589,478	2,592,676
Information by major geographic area for the three months ended September 30, 2012 and 2011 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2012:

Net sales:	165,759	219,993	221,740	192,457	799,949

2011:

Net sales:	169,526	240,598	273,823	232,964	916,911

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)     Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the nine months ended September 30, 2012 and 2011.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	599,352	667,809	723,819	537,414	–	2,528,394
Intersegment	1,397,550	18,157	4,311	596,338	(2,016,356)	–

Total	1,996,902	685,966	728,130	1,133,752	(2,016,356)	2,528,394
Operating cost and expenses	1,755,339	670,672	701,332	1,089,659	(1,934,760)	2,282,242

Operating profit	241,563	15,294	26,798	44,093	(81,596)	246,152

2011:
Net sales:
External customers	572,347	682,176	818,803	519,350	–	2,592,676
Intersegment	1,419,806	12,352	3,483	560,780	(1,996,421)	–

Total	1,992,153	694,528	822,286	1,080,130	(1,996,421)	2,592,676
Operating cost and expenses	1,699,616	677,833	788,977	1,036,900	(1,894,111)	2,309,215

Operating profit	292,537	16,695	33,309	43,230	(102,310)	283,461

Information by the location of the Company and its subsidiaries for the three months ended September 30, 2012 and 2011.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)

2012:

Net sales:
External customers	185,558	219,710	221,338	173,343	–	799,949
Intersegment	462,541	6,068	1,258	190,111	(659,978)	–

Total	648,099	225,778	222,596	363,454	(659,978)	799,949
Operating cost and expenses	579,714	219,042	212,481	351,425	(633,590)	729,072

Operating profit	68,385	6,736	10,115	12,029	(26,388)	70,877

2011:

Net sales:
External customers	213,453	237,761	273,314	192,383	–	916,911
Intersegment	541,707	5,291	1,472	225,350	(773,820)	–

Total	755,160	243,052	274,786	417,733	(773,820)	916,911
Operating cost and expenses	644,963	230,767	260,120	398,688	(740,175)	794,363

Operating profit	110,197	12,285	14,666	19,045	(33,645)	122,548

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 25, 2012 as below:

1. Total amount of interim cash dividends:

70,270 million yen

2. Amount of an interim cash dividend per share:

60 yen

3. Payment date:

August 27, 2012

Note:

The interim dividend was paid to registered shareholders as of June 30, 2012.